PLUM CAPITAL, LLC

FINANCIAL STATEMENTS AND

ACCOMPANYING SUPPLEMENTAL INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2023

PLUM

CAPITAL

PLUM CAPITAL, LLC

Table of Contents

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SEC FILE NUMBER
8-69988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Plum Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5640 West Maple Rd., Suite 102
(No. and Street)

West Bloomfield	MI	48322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald S. Plaine	(248) 568-1426	ron@plumcapitalllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald S. Plaine, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Plum Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

[signature]
Notary Public

AMY E BOERKOEL
Notary Public - State of Michigan
County of Oakland
My Commission Expires Dec 6, 2027
Acting in the County of Oakland

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Member's of Plum Capital, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Plum Capital, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Plum Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Plum Capital, LLC's management. My responsibility is to express an opinion on Plum Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Plum Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Plum Capital, LLC's financial statements. The Supplemental Information is the responsibility of Plum Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Plum Capital, LLC's auditor since 2021.
Tarzana, California
February 2, 2024

Plum Capital, LLC

Statement of Financial Condition

As of December 31, 2023

Assets

Cash	$ 27,170
Marketable Securities	20,680
Prepaid Expenses	1,640
Accounts Receivable	350
Total assets	$ 49,840

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	2,908
Payroll Taxes	687
Total liabilities	$3,595

Member's Equity

Member's Equity	46,245
Total member's equity	$ 46,245
Total liabilities and member's equity	$ 49,840

Plum Capital, LLC

Statement of Operations

For the Year Ended December 31, 2023

Revenue	
Dividend/Interest	1,241
Investment Gain/Loss from Equity Securities	(9,691)
Other Income	-------
Total Revenue	$(8,450)
Expenses	
Regulatory Expense	3,397
Compensation	79,207
Professional fees	20,426
Insurance	5,437
Occupancy, computer and telephone	12,227
Other operating expenses	296
Total Expenses	120,990
Net Loss	**$ (129,440)**

The accompanying notes are an integral part of these financial statements.

Plum Capital, LLC

Statement of Changes in Member's Equity

As of and for the Year Ended December 31, 2023

	Member's Equity
Balance at January 1, 2023	$ 66,685
Capital Contributions	109,000
Distributions to Members	---
Net Loss	(129,440)
Balance at December 31, 2023	**$ 46,245**

Plum Capital, LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash Flow From Operating Activities:		
Net Profit (Loss)		$(129,440)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
(Gain) Loss From Equity Securities		9,691
Increase (Decrease) in Assets:		
Accounts Receivable		--
Prepaid Expenses		306
Increase (Decrease) in Liabilities:		
Accounts Payable & Accrued Expenses		(8,957)
Net Cash Used by Operating Activities		**(128,400)**
Cash Flow From Financing Activities:		
Capital Contributions From Member		109,000
Net Cash Provided by Financing Activities		**109,000**
Net Increase in Cash		(19,400)
Cash at Beginning of Year		46,570
Cash at End of Year		$ 27,170
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Interest	0	
Cash Paid During the Year for Income Taxes	0	

PLUM CAPITAL, LLC

Notes to Financial Statements

For the year ended December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plum Capital, LLC (the "Company") was formed in Michigan on March 2, 2017 as a Limited Liability Company. As of January 19, 2019, the Company was approved as a registered broker – dealer by the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue from contracts with customers in accordance with FASB 606 Revenue from *Contracts with Customers* (See Note 2).

REVENUE RECOGNITION POLICY

Revenue from Contracts with Customers includes fees received through sales of Limited Partnership Interests. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction. There was no revenue from contracts with customers during 2023.

INCOME TAXES

The Company is a single member LLC and, therefore, is a pass - through entity for tax purposes with all taxes the obligation of the single member. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of Michigan has a similar treatment.

The Company is subject to audit by the taxing authorities for the years ending December 31, 2020 through 2022.

GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Due to the current non-revenue producing status, the sole member of the Company is confident that he has the wherewithal to, and will, infuse capital in the future should the Company need it to fund its operations.

SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period from its year end December 31, 2023 through February 2, 2024, the date the financials were available to be issued, and determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value into three broad levels:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
2. Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
3. Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available under the circumstances and may include the Company's own data.

As of December 31, 2023, the Company's assets were either cash, prepaid expenses, or marketable securities. The securities were valued as Level 1 inputs at the close of the December 31, 2023, U.S. stock markets. There were no Level 2 or Level 3 asset valuations.

Note 2: COMMITMENTS AND CONTINGENCIES – RELATED PARTIES

Plum Capital, LLC is the lessee on an agreement with a related party that obligates the Company to pay $500 on a month-to-month basis. Total lease expense was $6,000 for 2022. As of December 31, 2023 the company was fully in compliance with the lease agreement.

Note 3: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15:1. Net Capital and Aggregate Indebtedness change day to day, but on December 31, 2023 the Company had Net Capital of $39,384 which was $34,384 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness of $3,594 to Net Capital was 0.09 : 1 which is less than the 15 : 1 maximum ratio allowed for a broker – dealer.

Schedule I

Plum Capital, LLC
Net Capital Computation
December 31, 2023
Computed on an Accrual Basis

Owner Investment	$294,000	
Retained Earnings	(118,314)	
Net Income	(129,440)	
Total Equity		$46,245
Accounts Receivable	350	
CRD Account	246	
Prepaid Expense	1,394	
Total Non-Allowable Assets		$1,989
Tentative Net Capital		$44,256
ADD Forgivable Loan (non AI)		$0.00
Haircuts		
V F Corp (VFC)	15.00%	3,102
Fidelity Money Market (SPAXX)	2.00%	77
Undue Concentration (see below)		1,692
TOTAL NET CAPITAL		**$39,384**
Aggregate Indebtedness	3,595	
X 6 2/3%	x 6.6666%	
	240	
Minimum Net Capital	5,000	
Greater of the two:		5,000
Excess Net Capital		**$34,384**
Undue Concentration:	$20,680	
V F Corp		
500 shares x $73.22	(9,400)	
Difference	11,280	
X 15%	1,692	

There is no material difference between the net capital stated above and the December 31, 2022 FOCUS Report.

Schedule II

PLUM CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (e)

DECEMBER 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2023.

Schedule III

PLUM CAPITAL, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b) DECEMBER 31, 2023

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the year ended December 31, 2023.

Plum Capital, LLC
Assertions Regarding Exemption Provisions

As the managing member of Plum Capital, LLC ("the Company"), I am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. Plum Capital, LLC's business activities are private placements of securities, specifically Direct Private Placements as a non-covered firm.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2023.

Plum Capital, LLC

By: Ronald S. Plaine

Title Principal & Sole Member
Date January 31, 2024

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Plum Capital, LLC
West Bloomfield, Michigan

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Plum Capital, LLC, stated that Plum Capital, LLC's, business activities are limited to private placement of securities, specifically direct private placements, and that it has not held customer funds or securities and that Plum Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Plum Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. Plum Capital LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Plum Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 2, 2024